Exhibit 99.1

Ferrari N.V.: periodic report on the buyback program

Maranello (Italy), 9 December 2019 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that under the third tranche of the common share buyback program announced on 14 November 2019 (“Third Tranche”), the Company has purchased additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees	Consideration excluding fees (€)
02/12/2019	MTA	15,344	150.6349	2,311,341.31
03/12/2019	MTA	8,637	151.2099	1,305,999.50
04/12/2019	MTA	3,213	151.6331	487,197.05
05/12/2019	MTA	9,387	151.6505	1,423,543.60
06/12/2019	MTA	9,151	150.8054	1,380,019.90
Total	—	45,732	151.0562	6,908,101.36

Since the announcement of the Third Tranche of the buyback program dated 14 November 2019 till 6 December 2019, the total invested consideration has been Euro 22,635,449.35 for No. 149,754 common shares purchased on the MTA resulting in total No. 8,547,361 common shares held in treasury as of 6 December 2019. As of the same date, the Company held 3.32% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

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